02055761

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Techmarine International PLC

*CURRENT ADDRESS Darenth House
60 High Street
Otford
Sevenoaks
Kent TN14 5TL

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34690 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: ERS

DATE : 11/11/02

82-34690

Full Text Announcement

02 OCT 28 AM 10: 14

Company	Techmarine International PLC
TIDM	TMR
Headline	Admission to AIM
Released	07:00 9 Aug 2002
Number	7586Z

9 August, 2002
FOR IMMEDIATE RELEASE

TechMarine International plc
("TMI" or the "Company")
Admission to AIM

TMI is a profitable and growing player in the technical ship management marketplace. Its principal area of expertise is in the management of geophysical vessels shooting seismic surveys for oil and gas exploration companies.

Mr. George Purdie, MD said ***"At TMI we bring a new approach to specialised ship management whereby we offer to share a limited risk with our customers. We are able to do this because the Directors, and some of the senior staff, have worked together for over 20 years and have hands-on experience in this industry from our clients' perspective. In this now highly regulated sector we are fully compliant and well-placed to meet our clients' growing needs."***

Reasons for Admission

The Directors believe that admission to AIM will raise the profile of the Company in its market and enable it, more easily, to secure new management contracts. In addition, following Admission the Company plans to adopt a share option scheme, which will enable it to offer employee share options to its staff.

Admission document

Copies of the Company's admission document are available from Nabarro Wells & Co. Limited, Saddlers House, Gutter Lane, London EC2V 6HS. If you require any further information please contact:

George Purdie, Managing Director
TechMarine International plc — Tel: 01959 526 100

Hugh Oram, Nominated Adviser
Nabarro Wells & Co. Limited — Tel: 0207 710 7404

John Finn, Broker
J. M. Finn & Co — Tel 0207 762 9688

Risk Warning

This statement is issued by Nabarro Wells & Co. Limited, regulated by the Financial Services Authority. This statement has been approved by Nabarro Wells & Co. Limited, solely for the purposes of section 21 of the Financial Services and Markets Act 2000. This statement does not constitute or form part of any offer or invitation to issue or any solicitation of any offer to subscribe for shares in TMI in any jurisdiction. Nabarro Wells & Co. Limited is acting for TMI in connection with the admission to AIM and will not be responsible to anyone other than TMI for providing the protections afforded to customers of Nabarro Wells & Co. Limited.

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Company	Techmarine International PLC
TIDM	TMR
Headline	Business Development Director
Released	07:00 12 Aug 2002
Number	7874Z

12 August, 2002
FOR IMMEDIATE RELEASE

TechMarine International plc
("TMI" or the "Company")
Appointment of Business Development Director

The Company is pleased to announce, with effect from Admission, the appointment of Mr Gerry Harrison (48) to the Board of Directors as the Business Development Director. Mr Harrison's appointment was anticipated in the recently published AIM admission document relating to the Company. Mr Harrison joins TMI from Compagnie Generale de Geophysique, SA (listed on Next and NYSE) where he was the Executive Vice President of their Strategic Business Unit, including responsibilities for three business units with activities covering marine seismic surveys, navigation and positioning, and well-logging. Mr Harrison was also a Director of CGG Offshore UK Limited.

If you require any further information please contact:

George Purdie, Managing Director
TechMarine International plc — Tel: 01959 526 100

Hugh Oram, Nominated Adviser
Nabarro Wells & Co. Limited — Tel: 0207 710 7404

John Finn, Broker
J. M. Finn & Co — Tel 0207 762 9688

Note to press

TMI is a profitable and growing player in the technical ship management marketplace. Its principal area of expertise is in the management of geophysical vessels shooting seismic surveys for oil and gas exploration companies. TMI was admitted to AIM on 8 August 2002 and copies of the Company's admission document are available from Nabarro Wells & Co. Limited, Saddlers House, Gutter Lane, London EC2V 6HS. Full details on Mr Harrison are included in the admission document.

END

Full Text Announcement

Company	Techmarine International PLC
TIDM	TMR
Headline	Admission to trading on Xetra
Released	07:00 18 Oct 2002
Number	6520C

18 October 2002

TechMarine International plc
("TMI" or the "Company")
Admission to trading on Regulated Unofficial Market on Frankfurt Stock Exchange

TMI is pleased to announce that the Ordinary Shares in the Company have commenced trading on the Regulated Unofficial Market (Freiverkehr) in Frankfurt and are therefore admitted to trading on Xetra, the Deutsche Borse AG electronic trading system.

In addition, the Company has retained the Bank of New York to sponsor a Level 1 ADR program in the United States of America.

If you require any further information please contact:

George Purdie, Managing Director/ Neil Campbell, Finance Director TechMarine International plc	Tel: 01959 526 100
Hugh Oram, Nominated Adviser Nabarro Wells & Co. Limited	Tel: 0207 710 7404
John Finn, Broker J. M. Finn & Co	Tel 0207 762 9688

Note to press

TMI is a profitable and growing player in the technical ship management marketplace. Its principal area of expertise is in the management of geophysical vessels shooting seismic surveys for oil and gas exploration companies. TMI was admitted to AIM on 8 August 2002 and copies of the Company's admission document are available from Nabarro Wells & Co. Limited, Saddlers House, Gutter Lane, London EC2V 6HS.

END

Full Text Announcement

02 OCT 28 AM 10: 14

Company	Techmarine International PLC
TIDM	TMR
Headline	Interim Results
Released	10:08 30 Sep 2002
Number	8165B

TECHMARINE INTERNATIONAL PLC

INTERIM REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2002

MANAGING DIRECTOR'S STATEMENT

The Company's ordinary shares were admitted to trading on the Alternative Investment Market of the London Stock Exchange ("AIM") on 8 August 2002. During the period covered by this report therefore we operated as a private company. We generated profit before tax of £112,000 (2001: £126,000) on turnover of £2,108,000 (2001: £2,120,000) in the six months ended 30 June 2002. The Directors do not propose to pay a dividend in respect of the period.

As described in the document published on 2 August 2002 relating to the admission of our shares to AIM the Company continues to trade in accordance with current expectations. The Directors are pursuing a number of opportunities for further ship management contracts which, if won, could have a beneficial impact on the financial performance of the Company.

George Purdie
Managing Director

30 September, 2002

PROFIT AND LOSS ACCOUNT

	6 months to 30 June 2002 £000	6 months to 30 June 2001 £000	12 months to 31 Dec 2001 £000
INCOME	2.108	2,120	4,449
OPERATING PROFIT	97	111	56
Interest Receivable	15	15	30
Profit before taxation	112	126	86
Tax charge	26	38	26
Profit for the period	86	88	60
EARNINGS PER SHARE	8.62p	£ 22.11	68.89p

There were no recognised gains or losses other than those detailed in the profit and loss account above.

SUMMARISED BALANCE SHEET

	As at 30 June 2002 £000	As at 30 June 2001 £000	As at 31 Dec 2001 £000
NET ASSETS			
Fixed Assets	30	44	39
Debtors	1,619	1,327	1,573
Cash at bank and in hand	858	1,056	1,408
	2,477	2,383	2,981
Creditors	(2,192)	(2,171)	(2,791)
	315	256	229
SHAREHOLDERS' FUNDS			
Called up share capital	1	0	1
Retained profit and (loss) account	314	256	228
	315	256	229
NET CASH (included in net assets)	858	1,056	1,408

SUMMARISED CASHFLOW STATEMENT

	As at 30 June 2002 £000	As at 30 June 2001 £000	As at 31 Dec 2001 £000
Net Cash (out) / inflow from operating activities	(543)	365	709
Net interest received	15	15	30
Taxation paid	(20)	(28)	(28)
Payment of tangible fixed assets	(2)		(6)
Cash (out) / inflow	(550)	352	705

NOTES TO THE INTERIM REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2002.

Basis of preparation

The Interim Report has been prepared on the basis of accounting policies set out in the Company's statutory financial statements for the year ended 31 December 2001.

The figures for the six months ended 30 June 2002 and for the 2001 comparative period are not statutory accounts and have not been audited. The figures for the year ended 31 December 2001 are an extract from the statutory financial statements from that year which have been delivered to the Registrar of Companies and on which the auditors gave an unqualified report.

Taxation

The taxation charge has been calculated on the basis of the estimated effective tax rate for the year.

Share capital

At 30 June 2001 the Company had an authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each; the issued share capital at that date was £4 ordinary shares of £1 each.

In December 2001, the Company issued a further 996 ordinary shares of £1 each for cash.

In May 2002 the authorised share capital of the Company was increased to £200,000 by the creation of 199,000 new ordinary shares of £1 each, and sub-divided into 200,000,000 ordinary shares of £0.001 each. This brought the number of ordinary shares in issue to 1,000,000 of £0.001 each.

Earnings per share

Earnings per share is based on the weighted average number of shares in issue in the period of 1,000,000 (June 2001: 4,000, December 2001: 87,000), and reflects the sub division of shares in May 2002. The weighted average number of shares in issue at 30 June 2001 and at 31 December 2001 has also been adjusted to reflect the sub-division of shares in May 2002.

As at 30 June 2002 there were no outstanding share options and accordingly there is no difference between the weighted average and the fully diluted weighted average number of ordinary shares.

Related parties

Mr Purdie and Mr Campbell are directors and shareholders of Delta Management Solutions Limited. During the period the Company incurred costs of £297,000 (2001 £285,000) by way of management fees to Delta Management Solutions Limited. At 31 May 2002 the agreement was terminated and the Company entered into an agreement with G&N Management Limited, a company owned jointly by Mr Purdie and Mr Campbell of which they are both directors. During the period the Company incurred costs of £57,000 (2001 £ Nil) by way of management fees to G&N Management Limited.

At 30 June 2002 no amounts were due to either Delta Management Solutions Limited nor G&N Management Limited (2001 £Nil).

Post balance sheet events

On 24 July 2002 the Company re-registered as a public limited company under the name Techmarine International plc and on 8 August 2002 the Company was admitted to the Alternative Investment Market.

The total costs and expenses in connection with the Admission amounted to approximately £145,000 (excluding VAT). The issued share capital of the Company was increased to £50,000 prior to Admission.

INDEPENDENT REVIEW REPORT TO TECHMARINE INTERNATIONAL PLC

Introduction

We have been instructed by the company to review the financial information set out on pages 3 to 5 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Rules of the Alternative Investment Market require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

LEWIS KNIGHT
Chartered Accountants

Suite D
Pinbrook Court
Venny Bridge
Exeter
EX4 8JQ

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